PricewaterhouseCoopers S.A. 268 Kifissias Avenue 152 32 Halandri Greece www.pwc.gr e-mail:pwc.greece@gr.pwc.com Tel.: 30-210-6874 400 Fax : 30-210-6874 444

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of

Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in owners’ net investment, partners’ capital and comprehensive income/(loss) and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (Successor) at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 and for the period from August 26, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Athens, Greece

February 11, 2008

Halandri	: 268/270 Kifissias Avenue, 152 32 Halandri, Tel.: 30-210-6874 400, Fax: 30-210-6874 444
Piraeus	: 2, IIas Merarchias Str., 185 35 Piraeus, Tel.: 30-210-4284 000, Fax: 30-210-4520 263
Thessaloniki	: 17 Ethnikis Antistassis Str., 551 34 Thessaloniki, Tel.: 30-2310-488 880, Fax: 30-2310-459 487

PricewaterhouseCoopers S.A. 268 Kifissias Avenue 152 32 Halandri Greece www.pwc.gr e-mail:pwc.greece@gr.pwc.com Tel.: 30-210-6874 400 Fax: 30-210-6874 444

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of

Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated statements of income, changes in owners’ net investment and comprehensive income/(loss) and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Partners L.P. and its subsidiaries (Predecessor) for the period from January 1, 2005 through August 25, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Athens, Greece

September 20, 2007

Halandri	: 268/270 Kifissias Avenue, 152 32 Halandri, Tel.: 30-210-6874 400, Fax: 30-210-6874 444
Piraeus	: 2, IIas Merarchias Str., 185 35 Piraeus, Tel.: 30-210-4284 000, Fax: 30-210-4520 263
Thessaloniki	: 17 Ethnikis Antistassis Str., 551 34 Thessaloniki, Tel.: 30-2310-488 880, Fax: 30-2310-459 487

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2006 AND DECEMBER 31, 2007	F-4

CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor) AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor) AND EACH OF THE YEARS ENDED DECEMBER 31, 2006 (Successor), AND 2007 (Successor)

F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor) AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor) AND EACH OF THE YEARS ENDED DECEMBER 31, 2006 (Successor), AND 2007 (Successor)

F-6

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS CAPITAL AND COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor) AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor) AND EACH OF THE YEARS ENDED DECEMBER 31, 2006 (Successor), AND 2007 (Successor)

F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of

Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in owners’ net investment, partners’ capital and comprehensive income/(loss) and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (Successor) at December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 and for the period from August 26, 2005 through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Athens, Greece

February 11, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of

Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated statements of income, changes in owners’ net investment and comprehensive income/(loss) and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Partners L.P. and its subsidiaries (Predecessor) for the period from January 1, 2005 through August 25, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Athens, Greece

September 20, 2007

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2006	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	4	$—	$10,095
Restricted cash		—	797
Accounts receivable, net	5	132	381
Amounts due from related parties	16	5,799	—
Prepaid expenses and other current assets	6	1,025	39
Total current assets		6,956	11,312
Vessels, net	7	143,834	135,976
Deferred financing costs, net		522	1,811
Deferred dry dock and special survey costs, net		931	1,171
Favorable lease terms	8	—	54,784
Total non-current assets		145,287	193,742
Total assets		$152,243	$205,054
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	10	$724	$570
Accrued expenses	9	560	1,431
Deferred voyage revenue		879	153
Short term backlog liability	8	1,420	—
Amounts due to related parties	16	—	4,458
Current portion of long term debt	11	7,893	—
Total current liabilities		11,476	6,612
Long term debt, net of current portion	11	69,865	165,000
Unfavorable lease terms	8	—	6,656
Total non-current liabilities		69,865	171,656
Total liabilities		81,341	178,268
Commitments and Contingencies	14	—	—
Owner’s Net Investment		70,902	—
Partners’ Capital:
Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007)		—	194,265
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007)		—	(159,759)
General Partner (369,834 units issued and outstanding at December 31, 2007)		—	(7,720)
Total Partners’ Capital		—	26,786
Total Liabilities, Owner’s Net Investment and Partners’ Capital		$152,243	$205,054

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Notes	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006	Successor Year Ended December 31, 2007
Time charter and voyage revenue	15	$5,780	$3,655	$31,764	$50,352
Loss on Forward Freight Agreements		—	—	(2,923)	—
Time charter and voyage expenses		(2,305)	(1,266)	(1,344)	(8,352)
Direct vessel expenses		—	(69)	(5,626)	(5,608)
Management fees	16	—	—	—	(920)
General and administrative expenses	16	(284)	(168)	(698)	(1,419)
Depreciation and amortization	7,8	—	(1,152)	(8,250)	(9,375)
Interest expense and finance cost, net	11	—	(81)	(6,286)	(5,522)
Other income		—	—	61	93
Other expense		—	—	(74)	(226)
Net income before taxes		3,191	$919	6,624	19,023
Deferred income tax		—	—	—	485
Net income		$3,191	$919	$6,624	$19,508

Earnings per unit (see note 18):

	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
Net Income	$3,191	$919	$6,624	$19,508
Consisting of net income attributable to:
Period from November 16, 2007 through December 31, 2007	—	—	—	1,613
Periods from January 1, 2005 to November 15, 2007	3,191	919	6,624	17,895
Earnings per unit (period from November 16, 2007 through December 31, 2007) (see Note 18):
Common unit (basic and diluted)	—	—	—	$0.15
Subordinated unit (basic and diluted)	—	—	—	$—
General partner unit (basic and diluted)	—	—	—	$0.09
Earnings per unit (periods from January 1, 2005 to November 15, 2007) (see Note 18):
Common unit (basic and diluted)	$—	$—	$—	$—
Subordinated unit (basic and diluted)	$0.41	$0.12	$0.85	$2.30
General partner unit (basic and diluted)	$0.17	$0.05	$0.36	$0.97
Earnings per unit (periods from January 1, 2005 to December 31, 2007) (see Note 18):
Common unit (basic and diluted)	$—	$—	$—	$0.15
Subordinated unit (basic and diluted)	$0.41	$0.12	$0.85	$2.30
General partner unit (basic and diluted)	$0.17	$0.05	$0.36	$1.06

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Note	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year Ended December 31, 2006	Successor Year Ended December 31, 2007
OPERATING ACTIVITIES
Net income		$3,191	$91914	$6,624	$19,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7	—	1,152	8,252	9,375
Amortization and write-off of deferred financing cost		—	—	93	160
Amortization of deferred dry dock costs		—	7	465	608
Deferred taxation		—	—	—	(485)
Provision for losses on accounts receivable		—	—	211	—
Changes in operating assets and liabilities:
Increase in restricted cash		—	—	—	(797)
Increase in accounts receivable		(1)	(219)	(123)	(249)
(Increase) decrease in prepaid expenses and other current assets		(64)	(239)	(680)	986
Increase (decrease) in accounts payable		140	(305)	639	(155)
(Decrease) increase in accrued expenses		(25)	364	130	870
Increase (Decrease) in deferred voyage revenue		84	526	64	(725)
Decrease in amounts due to related parties		(3,300)	(872)	(589)	(17,731)
Decrease in long term liability		(25)	—	—	—
Payments for dry dock and special survey costs		—	(813)	(590)	(849)
Net cash provided by operating activities		—	520	14,496	10,516
INVESTING ACTIVITIES:
Acquisition of vessels	7	—	(73,558)	(36,985)	—
Deposit for vessel acquisition		—	(2,500)	—	—
Net cash (used)/provided by investing activities		—	(76,058)	(36,985)	—
FINANCING ACTIVITIES:
Proceeds from long term loan	11	—	65,100	36,960	165,000
Repayment of long term debt and payment of principal	11	—	—	(24,304)	(2,291)
Issuance of common units, net of offering costs		—	—	—	192,684
Cash contribution to Navios Holdings		—	—	—	(353,300)
Debt issuance costs		—	(382)	(233)	(2,514)
Owner’s investment		—	10,820	10,066	—
Net cash provided by (used in) financing activities		—	75,538	22,489	(421)
Increase in cash and cash equivalents		—	—	—	10,095
Cash and cash equivalents, beginning of year/period		—	—	—	—
Cash and cash equivalents, end of year/period		$—	$—	$—	$10,095
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		—	—	$6,164	$3,996
Non-cash investing and financing activities:
Shares issued by Navios Holdings in connection with vessel acquisition		—	$21,345	$5,134	—
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contracts (Navios Galaxy I in 2005 and Fantastiks in 2007)		—	$12,293	—	$50,579
Contributions from owner (net liability of business retained by owner)		—	—	—	$46,413

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of U.S. Dollars)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total	Comprehensive Income/ (Loss)
			Units		Units
Balance January 1, 2005 (Predecessor)	—	—	—	—	—	—	—	$510	$510	—
Net income for the period from January 1 to August 25, 2005	—	—	—	—	—	—	—	3,191	3,191	3,191
Balance August 25, 2005 (Predecessor)	—	—	—	—	—	—	—	3,701	3,701	3,191
Owners’ contribution:	—	—	—	—	—	—	—			—
Initial contribution	—	—	—	—	—	—	—	250	250	—
Contributed cash in relation to vessel acquisition	—	—	—	—	—	—	—	10,570	10,570	—
Contributions in the form of fair value adjustments related to charter-in contract of Navios Galaxy I	—	—	—	—	—	—	—	12,293	12,293	—
Contributions in the form of shares issued in relation to vessel acquisition	—	—	—	—	—	—	—	21,345	21,345	—
Net income
August 26, 2005 to December 31, 2005	—	—		—		—	—	919	919	919
Balance December 31, 2005 (Successor)			—		—		—	$49,078	$49,078	$919
Net income	—	—	—	—	—	—	—	6,624	6,624	6,624
Owners’ Contribution:	—	—	—	—	—	—	—	—	—	—
Contributed cash in relation to vessel acquisition	—	—	—	—	—	—	—	4,570	4,570	—
Contributions in the form of shares issued in relation to vessel acquisition	—	—	—	—	—	—	—	5,134	5,134	—
Owners’ allocation of hedging loss	—	—	—	—	—	—	—	5,496	5,496	—
Other comprehensive income / (loss):	—	—	—	—	—	—	—	—	—	—
- Change in fair value of financial instruments	—	—	—	—	—	—	—	—	(2,573)	(2,573)
- Reclassification to earnings	—	—	—	—	—	—	—	—	2,573	2,573
Total comprehensive income	—		—	—	—	—	—	—	—	6,624
Balance December 31, 2006 (Successor)	$—	—	—	—	—	—	$—	$70,902	$70,902	$6,624
Net income	—	—	—	—	—	—	—	17,895	17,895	17,895
Contributions in the form of fair value adjustments related to charter-in contract of vessel Fantastiks	—	—	—	—	—	—	—	50,579	50,579	—
Total comprehensive income	—	—	—	—	—	—	—	—	—	17,895
Balance November 16, 2007 (Successor)	—	—	—	—	—	—	$—	$139,376	$139,376	$17,895
Contributions from owner (net liability of business retained by Owner)	—	—	—	—	—	—	—	46,413	46,413	—
Deemed dividend:
Net assets contributed by Navios Holdings in exchange for General Partner Units and Subordinated Units of Navios Partners	369,834	8,598	—	—	7,621,843	177,191	185,789	(185,789)	—	—
Cash remittance to Navios Holdings in exchange for contribution of net assets of Navios Partners	—	(16,350)	—	—	—	(336,950)	(353,300)	—	(353,300)	—
Total Deemed Dividend	—	(7,752)	—	—	—	(159,759)	(167,511)
Sale of common units, net of IPO-related expenses	—	—	10,500,000	192,684	—	—	192,684	—	192,684	—
Net income for period from November 16, 2007 through December 31, 2007	—	32	—	1,581	—	—	1,613	—	1,613	1,613
Balance December 31, 2007 (Successor)	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$—	$26,786	$1,613

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1—DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), was formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (‘‘Navios Holdings’’). Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007 Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings , each of which owned a Panamax drybulk carrier (the “Initial Vessels”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in IPO and the offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193.3 million (see note 3), plus (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility (see note 11), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

On or prior to the closing of the IPO, Navios Partners entered into the following agreements: a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios (collectively, the “Company”) that owned the Initial Vessels prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of the Navios Partners.

On August 25, 2005, International Shipping Enterprises, Inc. (“ISE”) acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. In relation to the acquisition of Navios Holdings by ISE and subsequent downstream merger, the results of operations of Navios Holdings to August 25, 2005, are labeled as “Predecessor” and remain historically reported. The results of operations from August 26, 2005 forward are labeled as “Successor” and reflect the combined operations of Navios Holdings and ISE. Accordingly, the accompanying financial statements of the Company which derived their information from Navios Holdings, also follow the same “Predecessor” and “Successor” presentation for periods which ended on August 25, 2005 and began on August 26, 2005, respectively.

The financial statements for the periods prior to Navios Partners’ IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Subsidiaries of Navios Holdings are collectively referred to as “Navios Holdings”.

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(b)

Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. The consolidated financial statements as of December 31, 2007and for the period from November 16, 2007 to December 31, 2007 reflect Navios Partners’ consolidated financial position, results of operations and cash flows while all other periods presented are for the Company’s financial position prior to the IPO (see note 3). All significant inter-company balances and transactions have been eliminated in Navios Partners’ and the Company’s consolidated financial statements.. Transactions and intercompany balances with Navios Holdings and its affiliates for periods prior to the IPO are presented as due to/from related parties in the consolidated financial statements and as owner’s net investment, respectively.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	Statement of operations
			Predecessor 2005	Successor 2005	Successor 2006	Successor 2007
Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	—	12/22 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	—	12/22 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	—	12/27 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	—	—	1/5 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	—	—	3/23 – 12/31	1/1 – 12/31
Chartered-in vessel	Navios Galaxy I	—	1/1-8/25	8/26-12/31	1/1-3/22	—
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	—	—	—	11/16-12/31
Chartered-in vessel	Navios Prosperity	—	—	—	—	6/19 – 11/15
Fantastiks Shipping Corporation (**)	Fantastiks	Marshall Is.	—	—	—	11/16-12/31
Chartered-in vessel	Fantastiks	—	—	—	—	2/2 – 11/15
Aldebaran Shipping Corporation (*)	—	Marshall Is.	—	—	—	—
Navios Maritime Partners L.P	N/A	Marshall Is	—	—	—	11/16-12/31
Navios Maritime Operating LLC	N/A	Marshall Is	—	—	—	11/16-12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract
(**)	Not a vessel-owning subsidiary and only holds rights to purchase the vessel Fantastiks as set forth in the Memorandum of Agreeement with Kleimar (see note 7).

In the consolidated financial statements the vessel-owning entities prior to the IPO, were party to centralized treasury arrangements with a related party management company through each of their management agreements. Under this agreement, the management company received all revenue and other cash inflows and paid all expenses and other cash outflows for and on behalf of the entities which were funded by Navios Holdings. All cash flows presented in the consolidated statements of cash flows prior to the IPO represented movements under the centralized treasury arrangements. For the period after the IPO, cash transactions including revenue received, expenses paid and any other cash inflow or outflow related to Navios Partners’ business, are funded by Navios Partners.

The Company’s financial statements included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization and Forward Freight Agreements, which had been allocated to the Company on the following basis:

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

•

Loans and related interest expense. The credit facility assumed by Navios Holdings, included specific tranches relating to the acquisitions of the Company’s vessels. Those tranches together with the respective interest expense had been allocated to consolidated financial statements. Prior to the IPO the Company’s vessels were used as collateral for the assumed debt (see note 11).

•

Deferred finance fees and related amortization. As noted above, the loans related to the acquisition of vessels had been divided into tranches and reflected in the Company’s financial statements based on specific identification. Similarly, each tranche of the loans had identifiable fees and expenses associated with it. Accordingly, the deferred financing costs of the tranches relating to the purchase of the Company’s vessels, together with the respective amortization, had also been allocated to the Company’s financial statements based on specific identification.

•

Forward Freight Agreements (“FFAs”). Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006 certain FFAs related to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. For such FFA’s, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, allocation of the hedging results had been made to the respective vessels. The hedge accounting results reflected in these consolidated financial statements related to FFAs contracted by Navios Holdings in connection with two of the Company’s vessels during the periods presented. It is Navios Partners’ policy not to trade FFAs, therefore during 2007 no FFAs were traded.

Prior to the closing of the IPO, Navios Partners entered a new revolving credit facility (see note 11) in order to finance the acquisition of the capital stock of Navios Holdings’ eight wholly-owned subsidiaries. Navios Partners’ vessels are secured by first preferred mortgages. Loan balance, deferred finance fees and related amortization are recorded in the accompanying consolidated financial statements of 2007.

(c)

Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)

Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)

Restricted Cash: Restricted cash consists of cash retention accounts which are restricted for use as general working capital, unless such balances exceed installment and interest payments due to lenders. As of December 31, 2006 and 2007 the restricted cash held in retention accounts was $0 and $797, respectively.

(f)

Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2006 and 2007 was $0.2 million and $0.1million, respectively.

(g)

Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)

Inventories: Inventories, which are comprised of lubricants and stock provisions on board of the owned vessels, are valued at the lower of cost as determined on the first in first out basis or market value. Immediately after the IPO, Navios Partners sold all of its inventories at cost as at November 16, 2007 which amounted to $ 0.5 million to the Manager.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(i)

Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs prior to the IPO were expensed as incurred. After the IPO, pursuant to the management agreement such costs are included in the daily fee of $4,000 for Panamax vessels and $5,000 for Capesize vessels that Navios Partners pays to the Manager and are also expensed as incurred,. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The useful life of the vessels is estimated to be 25 years from the vessel’s original construction. However when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(j)

Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above.

This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey. For the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005 and for the years ended December 31, 2006 and 2007 amortization was $0, $7, $465 and $608 respectively.

(k)

Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(l)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. The unamortized deferred financing cost related to the Company just prior to the IPO which amounted to $1,066 was not assumed by Navios Partners. Navios Partners entered a new loan facility of $165 million to finance the acquisition of the vessel-owning subsidiaries (see note 11). The financing cost related to this loan facility amounted to $1,835. The unamortized balance of the $1,811 million has been included in “Deferred financing costs” in the consolidated balance sheet as of December 31, 2007. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense.

(m)	Intangible assets: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including purchase options), unfavorable lease terms, backlog assets and backlog liabilities.

Backlog is calculated based on the difference between the purchase price of the vessel and its ‘‘charter-free’’ valuation. Backlog assets and liabilities are amortized over the periods of the charters associated with the assets/liabilities. As of December 31, 2007, backlog assets and liabilities were fully amortized.

Pursuant to the acquisition of Navios Holdings by ISE and the related downstream merger, as described in paragraph (a) above, favorable leases were acquired and valued at August 25, 2005. The favorable leases were valued using a method of the Market Approach wherein the Company’s actual lease costs are compared to market-based lease costs. The purchase options were valued though a comparison of their exercise prices to expected vessel values. The intangible asset associated with the favorable lease term included an amount of $3,240 related to the purchase option for Navios Galaxy I. The purchase option was not amortized and together with the unamortized portion of the favorable lease was capitalized as part of the cost of the vessel which was acquired in March 2006 and will be depreciated over the remaining useful life of the vessel (Note 7).

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

As of December 31, 2007 the intangible asset of $52.9 million associated with the favorable lease terms relates to the charter-in contract of Fantastiks acquired from Kleimar N.V. (“Kleimar”) in February 2007. The liability associated with unfavorable lease terms of $8.5 million relates to the charter –out contract of Fantastiks. Also included in the favorable lease term is an amount of $6.7 million related to the purchase option for the vessel Fantastiks. This amount is not amortized and as the purchase option is exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

The amortizable value of favorable leases and the backlog assets would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The weighted average amortization periods for intangibles as of dates of acquisition are:

Description	Weighted Average Amortization Period (years)	Year ended December 31, 2007 Amortization
Favorable lease terms	10.16	($4,767)
Unfavorable lease terms	4.24	$1,830
Backlog asset-charter out	0.4	—
Backlog liability-charter out	1.03	1,420
(n)

Foreign Currency Translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statement of income for the period January 1, 2005 to August 25, 2005, for the period August 26, 2005 to December 31, 2005, for each of the years ended December 31, 2006 and 2007 were $0, $0, $(16) and $0, respectively.

(o)

Provisions: Navios Partners, in the ordinary course its of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, “Accounting for Contingencies,” as interpreted by the FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss,” if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will provide the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs “back calls”). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls. For Navios Partners, services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4,000 for each Panamax vessel and $5,000 for each Capesize vessel.

(p)

Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(q)	Revenue and Expense Recognition:

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Forward Freight Agreements (FFAs): Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006, certain FFAs relating to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualified for hedge accounting, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, were allocated to the respective vessels. There were two vessels of the Company which qualified for hedge accounting and were properly reflected in the consolidated financial statements. Realized gains or losses from these FFAs were recognized in earnings concurrent with cash settlements on a monthly basis. In addition, on a quarterly basis, the FFAs were ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses.. See Note (r) below. It is Navios Partners’ policy not to trade FFAs, therefore no FFAs were traded during 2007.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.

Direct Vessel Expense: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Prior to the IPO, direct vessel expenses were recognized as incurred. Beginning on November 16, 2007 such services are provided to Navios Partners by the Manager through the management agreement discussed in the paragraph below.

Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and of $5,000 per owned Capesize vessel. These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fee in the consolidated statement of income. The daily fee rates are fixed for a period of two years whereas the initial term of the management agreement is five years commencing from November 16, 2007.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The agreement has an initial term of five years commencing from November 16, 2007.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(r)

Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations and in the predecessor combined statement of operations, respectively.

Accounting for derivative financial instruments and hedge activities:

Navios Holdings traded FFAs as economic hedges to cover its exposure to freight rates. During 2006 certain FFAs relating to specific vessels and specific future periods in which the vessels had no employment initially qualified for hedge accounting treatment. FFAs initially qualifying for hedge accounting, where the vessel was identifiable and the FFA trade was performed to specifically cover the vessel’s exposure on the freight market for a specific period, were allocated to the respective vessels. In the Company’s consolidated financial statements, hedge accounting has been allocated and reflected based on the fact that two of the vessels of the Company qualified for hedge accounting. For FFAs that initially qualified for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Other Comprehensive Income/(Loss)’’ in the statement of changes in owners’ net investment, while the unrealized gains or losses of the FFAs no longer qualified for hedge accounting together with the ineffective portion of ones qualified for hedge accounting ($0 for the year ended December 31, 2007 and $2.9 million loss for the year ended December 31, 2006) were recorded in the consolidated statement of income under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Other Comprehensive Income/(Loss)’’ were reclassified to earnings under ‘‘Revenue’’ in the consolidated statement of income in the same period or periods during which the hedged forecasted transaction affected earnings. The reclassification to earnings extended until December 31, 2006, depending on the period or periods during which the hedged forecasted transactions affected earnings and commenced in the third quarter of 2006. As at December 31, 2006 and 2007, there was no balance in “Other Comprehensive Income/ (Loss)” as all gains/losses had been reclassified to earnings. Because the losses were funded directly by Navios Holdings through centralized treasury arrangements, the amount of the loss funded by Navios Holdings on behalf of the Company was treated as a capital contribution in the statement of changes in owners’ net investment and comprehensive income/(loss). It is Navios Partners’ policy not to trade FFAs, therefore no FFAs were traded during 2007.

The Company classified cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

(s)	Taxes

Deferred taxation: The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Income Taxes: Navios Partners believes that substantially all of its operations are exempt from income taxes in the Marshall Islands and in the United States.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(t)

Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter commencing with the quarter ending on December 31, 2007, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash: Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:
•	provide for the proper conduct of our business (including reserve for Maintenance and Replacement Capital Expenditures)
•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or
•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Maintenance and Replacement Capital Expenditures: Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2007, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $1,041.

(u)

Recent Accounting Pronouncements: In June 2006, The Financial Accounting Standard Board (“FASB”) issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes,’’ an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, ‘‘Accounting for Income Taxes.’’ This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios Partners for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios Partners for the fiscal year beginning on January 1, 2008.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements.’’ The adoption of this standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios Partners for the fiscal year beginning on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners is currently evaluating the potential impact of the adoption of FAS 141R on the its consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

NOTE 3—INITIAL PUBLIC OFFERING

On November 16, 2007, Navios Partners completed its initial public offering of 10,500,000 common units at a price of $20.00 per unit. This included 500,000 common units sold to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000
Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	($13,500)
Acquisition expenses	($3,816)
Net IPO Proceeds	$192,684
Net book value of net assets contributed by Navios Holdings	$185,789
Less cash contributed to Navios Holdings	(353,300)
Contribution to Navios Holdings (deemed dividend)	($167,511)
Total owners’ net investment and partners’ capital	$25,173

In connection with the IPO, Navios Partners acquired all of outstanding shares of capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels which was accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that owned or had the rights to eight vessels of $353,300 and their carrying values of $185,789 was considered as a deemed distribution of $167,511 to Navios Holdings. This deemed dividend payable of $167,511 resulted in reduction of total partners’ capital to reflect the deemed impact of the deemed distribution, but not the proceeds of the IPO.

The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO.(See Note 16).

NOTE 4 —CASH AND CASH EQUIVALENTS

As of December 31, 2006, the Company did not maintain any cash accounts and the Manager was responsible for managing all cash transactions of the Company’s vessels (Note 16).

As of December 31, 2007, cash and cash equivalents amounted to $10 million and consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 5 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2006	December 31, 2007
Accounts receivable	$343	$481
Less: Provision for doubtful receivables	(211)	(100)
Accounts receivables, net	$132	$381

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables
	Balance at beginning of period	Charges to costs and expenses	Amount utilized	Balance at end of period
Predecessor
Year ended December 31, 2006	$—	$(211)	$—	$(211)
Successor
Year ended December 31, 2007	$(211)	$—	$111	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are trade accounts receivable. Navios Partners does not believe its exposure to credit risk that likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the periods January 1 to August 25, 2005 and August 26 to December 31, 2005, two customers accounted for 100% and 86.4% each of the Company’s revenue, respectively. For the year ended December 31, 2006, four customers accounted for 42.9%, 25.0%, 10.2% and 10.1%, respectively, of total revenue whereas for the year ended December 31, 2007, four customers accounted for approximately 29.5%, 21.3%, 17.2%, and 13.5% respectively, of total revenue.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2006	December 31, 2007
Prepaid voyage costs	$216	$39
Claims receivables, net	322	—
Inventories	483	—
Other	4	—
Total prepaid expenses and other current assets	$1,025	$39

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts were classified as current as they represent amounts current due to the Company. All amounts were shown net of applicable deductibles. According to the provisions of the management agreement, adjustments and negotiating of settlements of any claim damages which are recoverable under insurance policies will be provided by the Manager. Navios Partners will pay the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range. As at December 31, 2007 the amount of claims receivable, net managed by the Manager amounted to $40.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 7  — VESSELS AND OTHER FIXED ASSETS

	Cost	Accumulated Depreciation	Net Book Value
Vessels
Balance August 25, 2005 (Predecessor)	—	—	—
Additions	$96,404	($108)	$96,296
Balance December 31, 2005 (Successor)	$96,404	($108)	$96,296
Additions	$55,028	($7,490)	$47,538
Balance December 31, 2006 (Successor)	$151,432	($7,598)	$143,834
Additions	—	($7,858)	($7,858)
Balance December 31, 2007 (Successor)	$151,432	($15,456)	$135,976

All of the Company’s vessels were acquired during December 2005 and the first quarter of 2006, for a total consideration of approximately $151.4 million ($55 million related to a vessel acquired in 2006) of which $120.8 million related to vessels acquired from companies affiliated with Navios Holdings’ Chief Executive Officer.

Concurrent with Kleimar’s exercise of its purchase option on Fantastiks, a 180,000 DWT Capesize vessel currently chartered-in, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), signed a Memorandum of Agreement with Kleimar to purchase the vessel Fantastiks upon its delivery in March 2008 for an amount of $34.2 million.. In addition, all of the risk of non-performance related to Fantastiks is assigned to Navios Partners. Therefore Kleimar pays to Fantastiks Shipping Corporation the net of the charter hire it receives less any charter hire it pays, until delivery of the vessel. Hire revenue and expense, net of address commission are included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 16).

NOTE 8 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2006 and 2007 consist of the following:

	Balance	Accumulated Depreciation	Transfer to vessel cost	Net Book Value December 31, 2006
Backlog assets	$2,500	($2,500)	$—	$—
Backlog liabilities	(3,500)	2,080	—	(1,420)
Favorable lease terms	12,293	(1,384)	(10,909)	—
	$11,293	($1,804)	$(10,909)	($1,420)

	Balance	Accumulated Depreciation	Transfer to vessel cost	Net Book Value December 31, 2007

Unfavorable lease terms	($8,486)	$1,830	$—	($6,656)
Favorable lease terms	52,874	(4,767)	—	48,107
Favorable vessel purchase option	6,677	—	—	6,677
Backlog liabilities	(3,500)	3,500	—	0
Total	$47,565	$563	$—	$48,128

As of December 31, 2006 and December 31, 2007, favorable purchase option transferred to the acquisition cost of vessels amounted to $10,909 and $0 respectively,

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Amortization expense of unfavorable and favorable lease terms and backlog assets and liabilities for the period from January 1, 2005 to August 25, 2005, for the period from August 26, 2005 to December 31, 2005 and for the years ended 2006 and 2007 is presented in the following table:

	Predecessor Amortization expense January 1, 2005 to August 25, 2005	Successor Amortization expense August 26, 2005 to December 31, 2005		Successor Amortization expense Year ended December 31, 2006	Successor Amortization expense Year ended December 31, 2007
Unfavorable lease terms	$—		$—	$—	$1,830
Favorable lease terms	$—		$(840)	$(544)	$(4,767)
Backlog assets	$—		$—	$(2,273)	$—
Backlog liabilities	$—	$		$2,057	$1,420
Total	$—		$(840)	$(760)	$(1,517)

NOTE 9  — ACCRUED EXPENSES

Accrued expenses as of December 31, 2006 and 2007 consist of the following:

	December 31, 2006	December 31, 2007
Master general accounts (vessels’ crews)	$281	$—
Accrued voyage expenses	225	88
Audit fees & related services	—	132
Accrued Loan Interest	—	1,201
Finance fees	29	10
Other accrued expenses	25	—
Total accrued expenses	$560	$1,431

NOTE 10  — ACCOUNTS PAYABLE

Accounts payable as of December 31, 2006 and 2007 consist of the following:

	December 31, 2006	December 31, 2007
Head owners	$4	$—
Suppliers	450	127
Brokers	109	111
Insurances	139	—
Professional and legal fees	22	332
Total accounts payable	$724	$570

NOTE 11 — BORROWINGS

Borrowings as of December 31, 2006 and 2007 consist of the following:

	December 31, 2006	December 31, 2007
Credit facility	$77,758	$165,000
Less current portion	(7,893)	—
Total long term borrowings	$69,865	$165,000

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Prior to the IPO

Credit facility: On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435 million was related to the outstanding balance of a previous credit facility and the additional $214 million was set aside to finance the acquisition of ten vessels. The debt was divided in tranches, each of them having a specific use. The tranches relating to the acquisition of the Company’s vessels, of $65.1 million were allocated to the Company’s financial statements during 2005 and additional $37.0 million during 2006.

The interest rate under the facility was LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 1.5% per annum. Amounts drawn under the facility were secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility could be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility required mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contained a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also required compliance with a number of financial covenants of Navios Holdings including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

A portion of the credit facility was repaid in December 2006 (amounted to $15.3 million) and the remaining principal balance was refinanced in February 2007 through a syndicated loan of $280 million discussed below. The refinancing was accounted for as a debt modification.

Loan Facility: In February 2007, Navios Holdings entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility was composed of a $280.0 million term loan facility and a $120.0 million reducing Revolver Facility. The term loan facility was utilized to repay the remaining balance of the previous HSH Nordbank facility and was accounted for as a debt modification. The interest rate of the new facility was LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The carrying amount of this credit facility was not assumed by Navios Partners whereas Navios Partners entered a new loan facility of $165 million, in connection with the IPO.

Navios Partners

On November 15, 2007 Navios Partners entered into a new revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provides for borrowings of up to $260 million, of which $165 million was drawn on November 16, 2007. Out of this amount, $160 million was paid to Navios Holdings as part of the purchase price of the capital stock of the Company’s subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The balance of the drawn amount was used as working capital.

Navios Partners expects to borrow an additional $34.2 million under the credit facility to finance the acquisition of the vessel Fantastiks in March 2008 and an additional $60.8 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery in June 2009. Amounts that can be borrowed under the facility will be reduced by $30.0 million if Fantastiks is not acquired and will be reduced by $60.0 million if Navios TBN I is not delivered.

The facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 80 bps and 125 bps, depending on the loan to value ratio. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving loan facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The loan facility also requires compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the loan facility if such covenants are not complied with.

At December 31, 2007, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the loan facility starts no earlier than August 2011 and is subject to changes in repayment amounts and dates depending on various factors such as the charter rate of Fantastiks and the future borrowings under the agreement.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $165 million outstanding balance as of December 31, 2007.

Year	Amount

2008	$—
2009	$—
2010	$—
2011	$—
2012	$25,385
2013 and thereafter	$139,615
$165,000

NOTE 12— SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management cannot and does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Successor Year ended December 31, 2006	Successor Year ended December 31, 2007
Europe	$—	$228	$12,890	$22,202
Asia	5,780	3,223	15,160	28,150
North America	—	—	3,499	—
Total	$5,780	$3,451	$31,549	$50,352

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 13 — INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria In addition; these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 14 —COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners financial position, results of operations or liquidity.

The future minimum commitments of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2008	$10,400
2009	9,864
2010	9,864
2011	9,864
2012	9,891
2013 and thereafter	17,262
$67,145

NOTE 15 — LEASES

The future minimum contractual lease income, net of commissions, is as follows:

Amount

2008	$70,149
2009	82,966
2010	91,753
2011	64,729
2012	57,608
2013 and thereafter	78,987
$446,192

NOTE 16 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2007 amounted to $920 ($0 for the year ended December 31, 2006, $0 for the periods from August 26, 2005 to December 31, 2005, and from January 1, 2005 to August 25, 2005).

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Prior to the IPO, the Manager, a wholly owned subsidiary of Navios Holdings provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee of $15,000 (2006 and 2005: $16,667). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Total general and administrative fees for the year ended December 31, 2007 amounted to $1,419 ($698 for the year ended December 31, 2006, $168 for the period from August 26, 2005 to December 31, 2005, $284 for the period January 1, 2005 to August 25, 2005 ).

Balance due to related parties: Included in the current liabilities as at December 31, 2007 is an amount of $4,458 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the deferred acquisition expenses amounting to $3,816, the balance due from Kleimar (see note 7) amounting to $536 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $1,178. Total management fees, service administrative and other fees charged to Navios Partners for the period from November 16, 2007 to December 31, 2007 amounted to $920, $161 and $113 respectively.. The balance due to related parties is expected to be paid to Navios Holdings during the first quarter of 2008.

Borrowings: As described in Note 11, Navios Holdings was the borrower under loan agreements for the financing of the acquisition of its vessels. Such loan agreements specifically identified the tranches used for the purchase of the specific vessels, which were those reflected in the Company’s financial statements. Navios Holdings was the borrower under the loan agreements, however, the loan was secured by first preferred mortgages over Navios Holdings’ vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares of the related vessel owing subsidiaries.

Balance due from related parties: The amount due from related parties as at December 31, 2006 of $5,799 represented an account receivable from the Manager. In connection with (and immediately prior to consummation of) the IPO, the Company forgave all outstanding balances due from related parties. Such forgiveness was reflected as a capital distribution to Navios Holdings.

Vessel Acquisitions: On December 19, 2005, Navios Holdings concluded an agreement to purchase four of the vessels in the Initial Fleet from Maritime Enterprises Management S.A., a company affiliated with the family of Ms. Angeliki Frangou, the Company’s Chairman and Chief Executive Officer. Three of the vessels were delivered in 2005 while the fourth, the Navios Gemini S, built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels was $119.8 million and was funded (i) with $13.0 million of available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios Holdings’ authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S (1,161,535 shares).

NOTE 17  — FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Borrowings:	The carrying amount of the long-term debt approximates its fair value.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of Navios Partners’ financial instruments are as follows:

	December 31, 2006		December 31, 2007
	Book Value	Fair Value	Book Value	Fair Value
Trade receivables	$132	$132	$381	$381
Accounts payable	(724)	(724)	(570)	(570)
Long term debt	(77,758)	(77,758)	(165,000)	(165,000)
Forward freight agreements, net	—	—	—	—

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 18— CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;
•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and
•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

For the quarter ending on December 31, 2007, distribution made was adjusted for the period of 46 days from November 16, 2007 to December 31, 2007.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the period ended December 31, 2007.

The general partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

					Consisting of:
	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	January 1, 2007 to November 15, 2007	November 16, 2007 to December 31, 2007

Net income	3,191	919	6,624	19,508	17,895	1,613
Earnings attributable to:
					Consisting of:
	January 1, 2005 to August 25, 2005	August 26, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	January 1, 2007 to November 15, 2007	November 16, 2007 to December 31, 2007
Common unit holders	—	—	—	1,581	—	1,581
Subordinated unit holders	3,127	901	6,492	17,537	17,537	—
General partner unit holders	64	18	132	390	358	32
Weighted average units outstanding (basic and diluted)
Common unit holders	—	—	—	10,500,000	—	10,500,000
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	369,834	369,834	369,834	369,834	369,834	369,834

Earnings per unit (basic and diluted):
Common unit holders	$—	$—	$—	$0.15	$—	$0.15
Subordinated unit holders	$0.41	$0.12	$0.85	$2.30	$2.30	$—
General partner unit holders	$0.17	$0.05	$0.36	$1.06	$0.97	$0.09

NOTE 19— SUBSEQUENT EVENTS

On February 1, 2008, the Board of Directors of Navios Partners authorized its first regular cash distribution for the period of 46 days from November 16, 2007 to December 31, 2007 of $0.175 per unit, based on the minimum quarterly cash distribution prorated for the period since the IPO on November 16, 2007. The distribution is payable on February 14, 2008 to all holders of record of common, subordinated and general partner units on February 11, 2008. The aggregate amount of the declared distribution is $3,236.